UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Forest City Realty Trust, Inc.

(Name of Issuer)

Class B Common Stock, $.01 par value per share

(Title of Class of Securities)

345605208

(CUSIP Number)

Mark R. Tepsich, Esq.

Terminal Tower, Suite 1600

50 Public Square

Cleveland, OH 44113

(216) 592-1321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons RMS, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 17,359,703 (See Note 1)
	(8)	Shared voting power 13,500 (See Note 2)
	(9)	Sole dispositive power 12,885,157 (See Note 4)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons Powell Partners, Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,500
	(8)	Shared voting power 17,359,703
	(9)	Sole dispositive power 13,500 (See Note 2)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert Ratner, Trustee of the Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 383,983 (See Note 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)

Names of reporting persons

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated (Co Trustees: Albert Ratner and Brian Ratner)

(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,000 (See Note 6)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons David J. Ratner Trust Agreement dated May 4, 2008 (Co Trustees: David Ratner and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,580
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner (Trustee: Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 158,984 (See Note 7)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner (Co Trustees: James Ratner and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 35,238
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert B. Ratner 1986 Remainder Interest Trust Agreement dated December 29, 1986 (Co Trustees: Deborah Ratner Salzberg and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 200,000 (See Note 8)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons Emily F. Ratner Revocable Trust Agreement dated August 15, 2007 (Co Trustees: Emily F. Ratner and Tawny Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 85,712 (See Note 9)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner (Co Trustees: James Ratner and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 63,290 (See Note 10)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person PN

(1)	Names of reporting persons Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated (Trustee: Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 378,000 (See Note 11)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Trust Agreement of Anna Salzberg dated September 30, 2009 (Co Trustees: Anna Salzberg and Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,040
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg (Co Trustees: James Ratner and Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 33,834 (See Note 12)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg (Co Trustees: James Ratner and Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 33,514 (See Note 13)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Jonathan Ratner
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,050 (See Note 14)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Jonathan Ratner 1992 Trust Agreement dated January 2, 1992 (Co Trustees: James Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 183,277 (See Note 14.1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Kevin Ratner
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,050 (See Note 15)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated (Co Trustees: Kevin Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 183,277 (See Note 16)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Rachel Ratner 1988 Trust Agreement dated November 26, 1988 (Co Trustees: Rachel Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 183,327 (See Note 17)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner (Co Trustees: Deborah Ratner Salzberg and Brian Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 73,080 (See Note 18)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner (Co Trustees: Charles Ratner and James Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,992 (See Note 19)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons James Ratner Revocable Trust Agreement dated December 4, 1981, as amended and restated (Co Trustees: James Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 556,833 (See Note 20)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner (Co Trustees: Charles Ratner, Mark Ratner, Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,721
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Mark Ratner, Trustees of the Mark Ratner Revocable Trust Agreement dated September 10, 1983, as amended and restated
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 55,000 (See Note 21)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994 (Co Trustees: Charles Ratner and James Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 97,974
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner (Co Trustees: Albert Ratner and James Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 100,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner (Co Trustees: Charles Ratner, James Ratner and Ronald Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 55,350 (See Note 22)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated (Co Trustees: Charles Ratner and James Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 314,452 (See Note 23)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Ronald Ratner, Trustee of the Ronald Ratner Revocable Trust Agreement dated December 18, 1986, as amended and restated
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 150,000 (See Note 24)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person OO

(1)	Names of reporting persons Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner (Co Trustees: Albert Ratner and Charles Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 164,452 (See Note 25)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner (Co Trustees: Albert Ratner and Charles Ratner)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 314,452 (See Note 26)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Tawny Ratner
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,700 (See Note 27)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Max Miller Revocable Trust (Co Trustees: Max Miller and Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,701
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller (Trustee: Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 55,589 (See Note 28)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009 (Co Trustees: Bruce Geier and Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 23,614
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller (Trustee: Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 29,797
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Trust Agreement of Jacob Andrew Miller dated March 12, 2010 (Co Trustees: Jacob Andrew Miller and Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,701
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller (Trustee: Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 55,589 (See Note 29)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller (Trustee: Deborah Ratner Salzberg)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 29,797
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated (Trustee: Richard Miller)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 46,946 (See Note 30)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller (Trustee: Gabrielle Miller)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,693 (See Note 31)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller (Co Trustee: Aaron Miller and Abraham Miller)
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,848
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

(1)	Names of reporting persons Sam Miller, Trustee
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds 00
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 278,718 (See Note 32)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,373,203 (See Note 3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 92.5%
(14)	Type of reporting person IN

Notes to Cover Page of Schedule 13D

This statement relates to the Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”), of Forest City Realty Trust, Inc., a Maryland corporation and successor to Forest City Enterprises, Inc. pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934 (the “Company”). Pursuant to the Company’s amended and restated charter (the “Charter”), holders of shares of Class B Common Stock are entitled to convert, at any time and at their election, each share of Class B Common Stock into one share of the Company’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”). Although these conversion rights are subject to the provisions of the Shareholders Agreement described herein for Reporting Persons that are parties to that agreement, as a result of the conversion rights in the Company’s Charter, each reporting person may deemed to beneficially own a number of shares of Class A Common Stock equal to the number of beneficially owned shares of Class B Common Stock. Any additional shares of Class A Common Stock that are beneficially owned by a reporting person are described in the notes that follow.

Note 1.	The reporting person has total voting power of 17,373,203 shares of Class B Common Stock which is distributed as follows: 12,885,157 RMS, Ltd. partnership units (“Units”), an Ohio limited partnership, which are exchangeable on a one-to-one basis for underlying shares of Class B Common Stock; 4,488,046 shares of Class B Common Stock attributable to the Shareholders (the “Shareholder(s)”) party to the Ratner, Miller and Shafran Shareholder’s Agreement dated December 20, 2013 which Shares are bound by the vote of RMS, Ltd. (the “Shareholder’s Agreement”) and shares voting power over the 13,500 shares of Class B Common Stock held by Powell Partners, P.L.L. (“Powell”).

Note 2.	RMS, Ltd. shares voting power of the 13,500 shares of Class B Common Stock held by Powell and Powell has sole dispositive power over the 13,500 shares of Class B Common Stock held by it.

Note 3.	The reporting person disclaims beneficial ownership of all shares listed with the exception of the shares listed on Item No. 9.

Note 4.	The reporting person has sole dispositive power over 12,885,157 shares of Class B Common Stock held by RMS, Ltd. partnership and subject to the agreements of the partnership.

Note 5.	Albert Ratner, Trustee of the Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated holds sole dispositive power over 383,983 shares of Class B Common Stock. In addition, Albert Ratner Trust Agreement dated August 17, 1985 beneficially owns 104,200shares of Class A Common Stock. Audrey G. Ratner, wife of Albert Ratner, beneficially owns 36,000 shares of Class A Common Stock and 900 shares of Class B Common Stock.

Note 6.	Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated holds sole dispositive power over 1,000 Shares. In addition, Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated beneficially owns 607,374 shares of Class A Common Stock. In addition, Brain Ratner, Trustee beneficially owns 61,192 shares of Class A Common stock options that are exercisable within the next 60 days.

Note 7.	In addition, the trust beneficially owns 7,096 shares of Class A Common Stock.

Note 8.	In addition, the trust beneficially owns 864,514 shares of Class A Common Stock.

Note 9.	In addition, the trust beneficially owns 25,000 shares of Class A Common Stock.

Note 10.	In addition, the trust beneficially owns 26,596 shares of Class A Common Stock.

Note 11.	In addition, the trust beneficially owns 509,773 shares of Class A Common Stock. Michael Salzberg, Deborah’s husband, owns 55,790 .63 shares of Class A Common Stock. Deborah Ratner Salzberg also has a total of 61,547 shares of Class A stock options that are exercisable within the next 60 days.

Note 12.	In addition, the trust beneficially owns 83,603 shares of Class A Common Stock.

Note 13.	In addition, the trust beneficially owns 79,290 shares of Class A Common Stock.

Note 14.	Jon Ratner also beneficially owns 14,039 shares of Class A Common Stock also has a total of 3,000 shares of Class A stock options that are exercisable within the next 60 days.

Note 14.1	In addition, the trust beneficially owns 15,413 shares of Class A Common Stock.

Note 15.	In addition, Kevin Ratner beneficially owns 12,393 shares of Class A Common Stock. Kevin Ratner also has a total of 30,003 shares of Class A Common Stock options that are exercisable within the next 60 days.

Note 16.	In addition, the trust beneficially owns 1,696 shares of Class A Common Stock.

Note 17.	In addition, the trust beneficially owns 6,750 shares of Class A Common Stock.

Note 18.	In addition, the trust beneficially owns 98,000 shares of Class A Common Stock.

Note 19.	In addition, the trust beneficially owns 5,389 shares of Class A Common Stock.

Note 20.	James Ratner beneficially owns a total of 297,179 shares of Class A Common Stock. James Ratner’s wife, Susan Ratner, also beneficially owns 95, 694 shares of Class A Common Stock. James Ratner also has a total of 160,840 shares of Class A Common Stock options that are exercisable within the next 60 days.

Note 21.	Mark Ratner, Trustee also beneficially owns 579,233 shares of Class A Common Stock. Mark Ratner, Trustee of the Nancy Ratner 2012 Irrevocable Trust Agreement dated December 24, 2012 FBO Mark Ratner beneficially owns 187,500 shares of Class A Common Stock. Nancy Ratner, wife of Mark Ratner also beneficially owns 60,300 shares of Class B Common Stock and 80,484 shares of Class A Common Stock.

Note 22.	In addition, the trust beneficially owns 18,679 shares of Class A Common Stock.

Note 23.	In addition, the trust beneficially owns 912 shares of Class A Common Stock.

Note 24.	Ronald Ratner, Trustee beneficially owns 10,853 shares of Class A Common Stock. Ronald Ratner also beneficially owns a total of 174,490 shares of Class A Common Stock options that are exercisable within the next 60 days. Ronald Ratner, Trustee of the Deborah Ratner 2012 Irrevocable Trust Agreement dated December 26, 2012 FBO Ronald Ratner also beneficially owns 187,500 shares of Class A Common Stock. Deborah B. Ratner, Trustee, wife of Ronald Ratner, also beneficially owns 192,896 shares of Class A Common Stock.

Note 25.	In addition, the trust beneficially owns 59,469 shares of Class A Common Stock.

Note 26.	In addition, the trust beneficially owns 18,939 shares of Class A Common Stock.

Note 27.	In addition, Tawny Ratner beneficially owns 17,144 shares of Class A Common Stock.

Note 28.	In addition, the trust beneficially owns 18,134 shares of Class A Common Stock.

Note 29.	In addition, the trust beneficially owns 27,134 shares of Class A Common Stock.

Note 30.	In addition, the trust beneficially owns 162,948 shares of Class A Common Stock.

Note 31.	In addition, the trust beneficially owns 4,192 shares of Class A Common Stock.

Note 32.	In addition, Sam Miller, Trustee beneficially owns 660,523 shares of Class A Common Stock.

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D is being jointly filed by (i) RMS, Limited Partnership, an Ohio limited partnership (“RMS, Ltd.”), (ii) Powell Partners, Limited, an Ohio limited partnership (“Powell”) and (iii) the shareholders (“Shareholder(s)”) party to the Ratner, Miller and Shafran Shareholders Agreement (“Shareholders Agreement”) (collectively, the “ Reporting Persons “). This Amendment No. 7 amends the initial statement on Schedule 13D filed on November 17, 2006 (the “Original Schedule 13D”), the Amendment No. 2 to Schedule 13D filed on August 24, 2007 (“Amendment No. 2”), the Amendment No. 3 to Schedule 13D filed on September 28, 2012 (“Amendment No. 3”), the Amendment No. 4 to Schedule 13D filed on December 31, 2013 (“Amendment No. 4”), the Amendment No. 5 to Schedule 13D filed on July 2, 2014 (“Amendment No. 5”) and the Amendment No. 6 to Schedule 13D filed on January 13, 2016 (“Amendment No. 6”, and together with the Original Schedule 13D, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment no. 5 and this Amendment No. 7, the “Schedule 13D”).

In the aggregate, the Reporting Persons beneficially own 17,373,203 shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), representing 92.5% of the outstanding shares of Class B Common Stock of Forest City Realty Trust, Inc. (the “Company”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 5, 2016, RMS, Ltd entered into a Reclassification Agreement with the Company (the “Reclassification Agreement”) providing for the reclassification and exchange, by means of an amendment and restatement to the Company’s charter (the “Proposed Amendments”), of each outstanding share of Class B Common Stock into 1.31 shares of Class A Common Stock, with a right to cash in lieu of fractional shares, and the elimination of the Company’s dual-class stock structure (the “Reclassification”).

The closing of the Reclassification is subject to customary conditions, including, (i) approval of the Proposed Amendments by the affirmative vote of a majority of the issued and outstanding shares of Class A Common Stock and a majority of the issued and outstanding shares of Class B Common Stock (voting as separate classes), and the approval of the Proposed Amendments by the holders of a majority of the issued and outstanding shares of Class A Common Stock entitled to vote thereon, excluding shares of Class A Common Stock beneficially owned by RMS, Ltd. and Ratner Family Members (as defined in the Reclassification Agreement), (ii) the effectiveness of a registration statement on Form S-4 to be filed by the Company with the U.S. Securities and Exchange Commission in connection with the Reclassification, (iii) approval by the New York Stock Exchange of the listing of the shares of Class A Common Stock into which the Class B Common Stock will be reclassified and exchanged into, subject to official notice of issuance, (iv) the accuracy of the representations and warranties of each party (subject to specified materiality standards) and material compliance by each party with its obligations under the Reclassification Agreement. The Reclassification Agreement contains customary representations, warranties and covenants of each of the parties thereto for a transaction of this type.

Subject to specified exceptions, RMS, Ltd. has agreed to vote all of RMS, Ltd.’s shares of Class A Common Stock and Class B Common Stock (together, “Common Stock”) in favor of the Proposed Amendments. RMS, Ltd and representing a majority of the issued and outstanding shares of Class B Common Stock, In addition, the Company and RMS, Ltd. have entered into an Irrevocable Proxy, dated as of December 5, 2016, appointing the Company as RMS, Ltd.’s proxy for purposes of voting on the foregoing matters (the “Irrevocable Proxy”).

Pursuant to the Reclassification Agreement, the Company has agreed to (i) include in the slate of nominees recommended by the Board of Directors of the Company (the “Board”) each of Brian J. Ratner, James A. Ratner, Ronald A. Ratner and Deborah Ratner Salzberg (each an “Initial RMS Designee”) to stand for election as directors at the Company’s 2017, 2018 and 2019 annual stockholders meetings. If, prior to the Company’s 2020 annual stockholders meeting, an Initial RMS Designee voluntarily resigns from the Board, becomes incapacitated or dies, the Board is required to promptly elect as a director a replacement individual designated by RMS, Ltd. that is reasonably acceptable to the Corporate Governance and Nominating Committee of the Board. If an Initial RMS Designee or a replacement declines to stand for election at the 2017, 2018 or 2019 annual stockholders meetings, or fails to be elected as a director at the 2017 or 2018 annual stockholders meetings, then the Board will nominate a replacement individual designated by RMS, Ltd. that is reasonably acceptable to the Corporate Governance and Nominating Committee of the Board to stand for election as director at the next succeeding annual stockholders meeting.

        Pursuant to the Reclassification Agreement, the Company has also agreed to include in the slate of nominees recommended by the Board two individuals designated by RMS, Ltd., (or, if RMS, Ltd. is unable to make such designation, as designated by the Board) that are reasonably acceptable to the Corporate Governance and Nominating Committee to stand for election as directors at the 2020 and 2021 annual stockholder meetings (the two Initial RMS Designees so designated, the “Continuing RMS Designees”). It is expected that the two Continuing RMS Designees will consist of two of the Initial RMS Designees. If , prior to the Company’s 2022 annual stockholders meeting, a Continuing RMS Designee voluntarily resigns from the Board, becomes incapacitated or dies, the Board is required to promptly elect as a director a replacement individual designated by RMS, Ltd. that is reasonably acceptable to the Corporate Governance and Nominating Committee of the Board. If a Continuing RMS Designee or a replacement declines to stand for election at the 2020 or 2021 annual stockholders meeting, or fails to be elected as a director at the 2020 annual stockholders meeting, then the Board will nominate an individual designated by RMS, Ltd. that is reasonably acceptable to the Corporate Governance and Nominating Committee of the Board to stand for election as director at the next succeeding annual stockholders meeting. The obligation of the Company and Board’s obligations described in this paragraph will terminate if the Ratner Family Members fail to continue to beneficially own 18,153,421 shares of Class A Common Stock (adjusted for any stock dividend, stock split, reverse stock split or similar transaction) or any successor security,

Pursuant to the Reclassification Agreement, the Board will also amend the bylaws of the Company to implement majority voting in uncontested director elections.

The Reclassification Agreement also includes a covenant requiring RMS, Ltd., until the closing of the Reclassification or the termination of the Reclassification Agreement, to continue to hold the power to vote or direct the voting of at least a majority of the issued and outstanding Class B Common Stock.

The Reclassification Agreement contains certain termination rights, including the right of either party to terminate for specified breaches of the other party, subject to a cure period, and if the Reclassification does not occur by July 31, 2017.

The descriptions of the Reclassification Agreement and the Irrevocable Proxy set forth above do not purport to be complete and are qualified in their entirety by the full text of the Reclassification Agreement and Irrevocable Proxy, copies of which are attached hereto as Exhibits 99.4 and 99.5, respectively, and incorporated herein by reference.

As of the date hereof, other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the transactions, matters, or effects described in items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(c) Based on the 18,788,169 shares of Class B Common Stock outstanding as of December 2, 2016, RMS, Ltd. may be deemed to beneficially own 12,885,157, or 68.58%, of the outstanding shares of Class B Common Stock. RMS, Ltd. has the sole power to vote or direct the vote of 17,373,203 shares of Class B Common Stock that RMS, Ltd. may be deemed to beneficially own and as a member of a group with the Shareholders subject to the Ratner, Miller and Shafran Shareholder’s Agreement. RMS, Ltd. has sole voting power of an additional 4,488,046 Shares of Class B Common Stock held by the Shareholders and subject to the Ratner, Miller and Shafran Shareholder’s Agreement. RMS, Ltd. together with the shares owned by each Shareholder subject to the Ratner, Miller and Shafran Shareholder’s Agreement, RMS, Ltd. retains the power to vote or direct the vote of 92.5% of the outstanding shares of Class B Common Stock. Powell Partners, Limited owns .07% of the issued and outstanding shares of Class B Common stock outstanding.

The certain of the limited partners of RMS, Ltd. who received Class B Common Stock, now known as the Shareholders of the Ratner, Miller and Shafran Shareholders Agreement are restricted from voting and directing the vote; however, the Shares shall be voted and directed in the same manner as the RMS, Ltd. Partnership Agreement. Each Shareholder below subject to the Ratner, Miller and Shafran Shareholder’s Agreement has the sole or shared power to dispose of the number of Shares that it solely owns with no other individual. Some trustee’s or individual’s acting on behalf of the Shareholder’s share dispositive power while acting in concert with another Shareholder trustee or Shareholder individual on behalf of a Shareholder who is also subject to the Shareholder’s Agreement. Each Shareholder may dispose of its Shares subject to a right of first refusal from other of the certain Shareholders subject to the Shareholder’s Agreement.

Person	Shares Beneficially Owned	Percent of Outstanding Shares (1)
1.) RMS, Ltd.	12,885,157	68.58%
2.) Powell Partners, Ltd.	13,500	.07%
3.) Albert B. Ratner	383,983	2.04%
4.) Brian Ratner	1,000	.01%
5.) David J. Ratner Trust Agreement dated May 4, 2008	1,580	.01%
6.) Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner	158,984	.85%
7.) Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner	35,238	.19%
8.) Albert B. Ratner 1986 Remainder Interest Trust Agreement dated December 29, 1986	200,000	1.06%
9.) Emily F. Ratner Revocable Trust Agreement Dated August 15, 2007	85,712	.46%
10.) Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 Emily Ratner	63,290	.34%
11.) Deborah Ratner Salzberg	378,000	2.01%
12.) Trust Agreement of Anna Salzberg dated September 30, 2009	5,040	.03%
13.) Albert B. Ratner 1989 Grandchildren’s Trust Agreement Dated June 12, 1989 FBO Anna Salzberg	33,834	.18%
14.) Albert B. Ratner 1989 Grandchildren’s Trust Agreement Dated June 12, 1989 FBO Eric Salzberg	33,514	.18%
15.) Jonathan Ratner	4,050	.02%
16.) Jonathan Ratner 1992 Trust Agreement Dated January 2, 1992	183,277	.98%
17.) Kevin Ratner	4,050	.02%
18.) Kevin Ratner 1986 Trust Agreement dated December 18, 1986	183,277	.98%
19.) Rachel Ratner 1988 Trust Agreement dated November 26, 1988	183,327	.98%
20.) Max Ratner Family 1999 Irrevocable Trust Agreement Dated December 28, 1999 FBO Adam Ratner	73,080	.39%
21.) Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner	5,992	.03%
22.) James Ratner Revocable Trust Agreement dated December 4, 1981	556,833	2.96%
23.) James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner	16,721	.09%
24.) Mark Ratner Revocable Trust Agreement dated September 10, 1983	55,000	.29%
25.) Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994	97,974	.52%
26.) Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner	100,000	.53%
27.) Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner	55,350	.29%
28.) Stacy Ratner 1994 Trust Agreement dated March 26, 1994	314,452	1.67%

29.) Ronald Ratner	150,000	.8%
30.) Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner	164,452	.88%
31.) Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner	314,452	1.67%
32.) Tawny Ratner	2,700	.01%
33.) Max Miller Revocable Trust	16,701	.09%
34.) Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller	55,589	.3%
35.) Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009	23,614	.13%
36.) Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller	29,797	.16%
37.) Trust Agreement of Jacob Andrew Miller dated March 12, 2010	16,701	.09%
38.) Ruth Miller 1989 Grandchildren’s Trust Agreement Dated December 5, 1989 FBO Jacob Miller	55,589	.3%
39.) Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller	29,797	.16%
40.) Gabrielle Miller Trust Agreement dated November 29, 1985	46,946	.25%
41.) Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller	7,693	.04%
42.) Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller	2,848	.02%
43.) Sam Miller	278,718	1.48%

(1)	Based on total of 18,788,169 shares of Class B Common Stock outstanding as of December 2, 2016.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.4—Reclassification Agreement, dated December 5, 2016, by and between Forest City Realty Trust, Inc. and RMS, Limited Partnership (incorporated herein by reference to Exhibit 10.1 to Forest City Realty Trust, Inc.’s Form 8-K dated December 6, 2016).

Exhibit 99.5—Irrevocable Proxy, dated December 5, 2016, by and between Forest City Realty Trust, Inc. and RMS, Limited Partnership (incorporated herein by reference to Exhibit 10.2 to Forest City Realty Trust, Inc.’s Form 8-K dated December 6, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2016

RMS, Limited Partnership, an Ohio limited partnership

/s/ Joan K. Shafran
Joan K. Shafran, a general partner

/s/ Abraham Miller
Abraham Miller, a general partner

/s/ Sam Miller
Sam Miller, Trustee, a general partner

/s/ Charles A. Ratner
Charles A. Ratner, a general partner

/s/ Ronald A. Ratner
Ronald A. Ratner, a general partner

/s/ Deborah Ratner Salzberg
Deborah Ratner Salzberg, a general partner

/s/ Brian Ratner
Brian Ratner, a general partner

Powell Partners, Limited, an Ohio limited liability company

/s/ Joseph M. Shafran
Joseph M. Shafran, Trustee, a member

/s/ Joan K. Shafran
Joan K. Shafran, a member

/s/ Paula Shafran Krulak
Paula Shafran Krulak, a member

Shareholders

Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel G. Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner

Mark Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner

Mark Ratner 1989 Irrevocable Trust Agreement dated May 9, 1989 FBO Daniel E. Ratner

Signing as Trustee of the above Trusts:

/s/ Albert Ratner
Albert Ratner, Trustee, a shareholder

Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg

Trust Agreement of Anna Salzberg dated September 30, 2009

Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller

Signing as Trustee of the above Trusts:

/s/ Deborah Ratner Salzberg
Deborah Ratner Salzberg, Trustee, a shareholder

Emily F. Ratner Revocable Trust Agreement dated August 15, 2007

/s/ Emily Ratner
Emily Ratner, Co-Trustee, a shareholder

/s/ Tawny Ratner
Tawny Ratner, Co-Trustee, a shareholder

Trust Agreement of Anna Salzberg dated September 30, 2009

/s/ Anna Salzberg
Anna Salzberg, Trustee, a shareholder

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated

Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner

David J. Ratner Trust Agreement dated May 4, 2008

Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner

Signing as Trustee of the above Trusts:

/s/ Brian Ratner
Brian Ratner, Trustee, a shareholder

David J. Ratner Trust Agreement dated May 4, 2008

/s/ David J. Ratner
David J. Ratner, Trustee, a shareholder

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner

Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994

James Ratner Trust Agreement dated December 5, 1983 FBO Austin G. Ratner

Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993, as amended and restated

Signing as Trustee of the above Trusts:

/s/ Charles A. Ratner
Charles A. Ratner, Trustee, a shareholder

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated

/s/ Kevin Ratner
Kevin Ratner, Trustee, a shareholder

Rachel Ratner 1988 Trust Agreement dated November 26, 1988

/s/ Rachel Ratner
Rachel Ratner, Trustee, a shareholder

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Sarah Ratner

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg

Signing as Trustee of the above Trusts:

/s/ James Ratner
James Ratner, Trustee, a shareholder

Austin G. Ratner 1992 Trust Agreement dated January 5, 1992, as amended and restated

/s/ Austin G. Ratner
Austin G. Ratner, Trustee, a shareholder

Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993

/s/ Daniel G. Ratner
Daniel G. Ratner, Trustee, a shareholder

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel G. Ratner

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and restated

Rachel Ratner 1988 Trust Agreement dated November 26, 1988

Jonathan Ratner 1992 Trust Agreement dated January 2, 1992

Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner

James Ratner Revocable Trust Agreement dated December 4, 1981, as amended and restated

James Ratner Trust Agreement dated December 5, 1983 FBO Austin G. Ratner

Signing as Trustee of the above Trusts:

/s/ Ronald A. Ratner
Ronald A. Ratner, Trustee, a shareholder

/s/ Sam Miller
Sam Miller, Trustee, a shareholder

Trust Agreement of Jacob Andrew Miller dated March 12, 2010

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller

Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller

Signing as Trustee of the above Trusts:

/s/ Abraham Miller
Abraham Miller, Trustee, a shareholder

Trust Agreement of Jacob Andrew Miller dated March 12, 2010

/s/ Jacob Miller
Jacob Miller, Trustee, a shareholder

/s/ Max Miller
Max Miller, a shareholder

Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated

Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller

Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller

Signing as Trustee of the above Trusts:

/s/ Gabrielle Miller
Gabrielle Miller, Trustee, a shareholder

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller

/s/ Aaron Miller
Aaron Miller, Trustee, a shareholder

Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009

/s/ Bruce Geier
Bruce Geier, Trustee, a shareholder

SCHEDULE 1

GENERAL PARTNERS OF

RMS, LIMITED PARTNERSHIP

Listed below are the names and principal occupations of each of the general partners of RMS, Limited Partnership. Each partner’s business address is 50 Public Square, Suite 1600, Cleveland, Ohio 44113.

General Partners	Principal Occupation
Samuel L. Miller, Trustee	Co-Chairman Emeritus of Forest City Realty Trust, Inc.

Abraham Miller	President of Barb’s Graffiti, Inc.

Brian J. Ratner	Executive Vice President of Forest City Realty Trust, Inc.

Charles A. Ratner	Chairman of the Board of Forest City Realty Trust, Inc.

Deborah Ratner-Salzberg	Executive Vice President of Forest City Realty Trust, Inc.

Ronald A. Ratner	Executive Vice President – Development of Forest City Realty Trust, Inc.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited.

SCHEDULE 2

MEMBERS OF

POWELL PARTNERS, LIMITED

Listed below are the names and principal occupations of each of the Powell Partners, Limited. Each member’s business address is 2720 Van Aken Blvd., Suite 200, Cleveland, OH 44120.

Members	Principal Occupation
Joseph M. Shafran	President of Paran Management, Ltd.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited.

Paula Shafran Krulak	Private Investor

SCHEDULE 3

SHAREHOLDERS

Listed below are the names and principal occupations of each of the Shareholders. Each Shareholder’s business address is 50 Public Square, Suite 1600, Cleveland, OH 44113.

Members	Principal Occupation
Samuel L. Miller, Trustee	Co-Chairman Emeritus of Forest City Realty Trust, Inc.

Abraham Miller	President of Barb’s Graffiti, Inc.

Brian J. Ratner	Executive Vice President of Forest City Realty Trust, Inc.

Charles A. Ratner	Chairman of the Board of Forest City Realty Trust, Inc.

James Ratner, Trustee	Executive Vice President - Development of Forest City Realty Trust, Inc.

Deborah Ratner-Salzberg	Executive Vice President of Forest City Realty Trust, Inc.

Ronald A. Ratner	Executive Vice President - Development of Forest City Realty Trust, Inc.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited.

Albert B. Ratner, Trustee	Co-Chairman Emeritus of Forest City Realty Trust, Inc.

David J. Ratner, Trustee	Private Investor

Emily Ratner, Trustee	Attorney

Tawny Ratner, Trustee	Private Investor

Anna Salzberg, Trustee	Teacher

Kevin Ratner, Trustee	President of Forest City Residential West, Inc.

Rachel Ratner, Trustee	Private Investor

Austin Ratner, Trustee	Author

Mark Ratner, Trustee	Professor at Northwestern University

Daniel G. Ratner, Trustee	Private Investor

Bruce Geier, Trustee	Chief Operating Officer, RMS Investment Group, LLC

Jacob Andrew Miller, Trustee	Private Investor

Max Miller	Private Investor

Richard Miller, Trustee	Private Investor

Gabrielle Miller, Trustee	Private Investor

Aaron Miller, Trustee	Middle East Policy Scholar at the Woodrow Wilson Center, Washington, D.C.

Albert Ratner Trust Agreement dated August 17, 1985, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Brian J. Ratner Trust Agreement dated August 18, 1986, Revocation and Re-Creation of Trust and Restatement dated February 3, 2005, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO David Ratner	The trust holds, manages and invests assets for its beneficiary.

Emily F. Ratner Revocable Trust Agreement dated August 15, 2007	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1986 Grandchildren’s Trust Agreement dated December 29, 1986 FBO David Ratner	The trust holds, manages and invests assets for its beneficiary.

David J. Ratner Trust Agreement dated May 4, 2008	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Emily Ratner	The trust holds, manages and invests assets for its beneficiary.

Deborah Ratner Salzberg Revocable Trust Agreement dated February 9, 1987, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Anna Salzberg Trust Agreement dated September 30, 2009	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Anna Salzberg	The trust holds, manages and invests assets for its beneficiary.

Albert B. Ratner 1989 Grandchildren’s Trust Agreement dated June 12, 1989 FBO Eric Salzberg	The trust holds, manages and invests assets for its beneficiary.

Kevin Ratner 1986 Trust Agreement dated December 18, 1986, as amended and	The trust holds, manages and invests assets for its beneficiary.

Rachel Ratner 1988 Trust Agreement dated November 26, 1988	The trust holds, manages and invests assets for its beneficiary.

Jonathan Ratner 1992 Trust Agreement dated January 2, 1992	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Adam Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner Family 1999 Irrevocable Trust Agreement dated December 28, 1999 FBO Adam Ratner	The trust holds, manages and invests assets for its beneficiary.

Austin G. Ratner 1992 Trust Agreement dated January 5, 1992, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

James Ratner Trust Agreement dated December 5, 1983 FBO Austin Ratner	The trust holds, manages and invests assets for its beneficiary.

Daniel G. Ratner Revocable Trust Agreement dated July 29, 1993, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel G. Ratner	The trust holds, manages and invests assets for its beneficiary.

Daniel E. Ratner 1994 Trust Agreement dated March 26, 1994	The trust holds, manages and invests assets for its beneficiary.

Mark Ratner Trust Agreement dated December 5, 1983 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Mark Ratner 1986 Family Trust Agreement dated December 18, 1986 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Daniel E. Ratner	The trust holds, manages and invests assets for its beneficiary.

Stacy Ratner 1994 Trust Agreement dated March 26, 1994, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Matthew Ratner	The trust holds, manages and invests assets for its beneficiary.

Max Ratner 1988 Grandchildren’s Trust Agreement dated December 21, 1988 FBO Sarah Ratner	The trust holds, manages and invests assets for its beneficiary.

The Sam Miller Trust	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2009 Irrevocable Trust Agreement dated December 28, 2009	The trust holds, manages and invests assets for its beneficiary.

Jacob Andrew Miller Trust Agreement dated March 12, 2010	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 5, 1989 FBO Jacob Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Max Miller	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Max Miller	The trust holds, manages and invests assets for its beneficiary.

Abraham Miller 2012 Family Trust Agreement dated December 21, 2012 FBO Jacob Miller	The trust holds, manages and invests assets for its beneficiary.

Gabrielle Miller Trust Agreement dated November 29, 1985, as amended and restated	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller GST Exempt Trust Agreement dated July 5, 1985 FBO Gabrielle Miller	The trust holds, manages and invests assets for its beneficiary.
Ruth Miller 1989 Grandchildren’s Trust Agreement dated December 1, 1989 FBO Elena Miller	The trust holds, manages and invests assets for its beneficiary.

Ruth Miller 1995 Irrevocable Trust Agreement dated December 28, 1995 FBO Elena Miller	The trust holds, manages and invests assets for its beneficiary.